June 23, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Ethan Horowitz

RE:	National Oilwell Varco, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 23, 2011 (“2010 Form 10-K”) File No. 001-12317
Ladies and Gentlemen:
This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on June 9, 2011 by e-mail dated June 9, 2011. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2010 Form 10-K.
Form 10-K for Fiscal Year Ended December 31, 2010
General
1.	We note your response to prior comment one in your May 23, 2011 letter. Please describe the products or services that you have provided and those which you continue to provide, directly or indirectly, through subsidiaries or other arrangements, to Iran, Syria and Cuba. Describe in your response the sales you reference in your response to prior comment two in which your customer may have shipped or used goods in Cuba. Please clarify whether any of your contacts involved the governments of Iran, Syria or Sudan or entities controlled by these governments, including whether any such entities were co-parties on projects or to agreements.
Response:
As noted in our prior response, the Company does not presently conduct any business with Iran, Sudan, or Cuba. The Company is in the process of completing its current business in Syria and is no longer accepting any new business in Syria. In the past, a number of independent foreign subsidiaries of the Company have provided products and/or services such as drilling mud motors, down hole fishing tools and spare parts for drilling rigs. As to our comment that a “customer may have shipped or used goods in Cuba,” we have identified sales or rentals of drilling mud motors. Typically, the sales by the Company’s independent foreign subsidiaries were to state-owned oil companies or an affiliated company.

2.	We note the information in your response to prior comment two in your May 23, 2011 letter regarding the percentage of direct sales to Iran, Syria, Sudan and Cuba from January 1, 2008 to December 31, 2010. Please provide the approximate dollar amount of revenue from all sales, direct and indirect, to these countries during each of the referenced fiscal years. Please also provide the approximate dollar amount of revenue from sales to these countries during the subsequent interim period.
Response:
For each of the referenced periods, the direct sales identified by the Company during its investigation made by independent foreign subsidiaries to the referenced countries was not material. The percentage of the Company’s revenue from such sales was less than one half of one percent of the Company’s revenue for each year.
Financial Statements
Notes to Consolidated Financial Statements
Note 12 — Commitments and Contingencies, page 85
3.	We note your response to our prior comment six in your May 23, 2011 letter. As requested in our prior comment, please describe any matters for which you have recorded a contingent liability pursuant to FASB ASC 450-20-25. In addition, with regard to any contingencies for which there is a reasonable possibility of a loss, please disclose an estimate of the amount of the reasonably possible loss or range of loss for which you have not recognized a liability. In connection with your response, please provide us with your proposed disclosure.
Response:
The Company’s recorded contingent liabilities at December 31, 2010 represent less than 0.25% of the Company’s total assets. The majority of this amount has to do with the export trade issue previously questioned, which Ms. Tracy Price of the SEC’s Division of Enforcement is familiar with. The remainder is comprised of litigation claims and environmental cleanup costs. The Company has also assessed the potential for additional losses above the amounts accrued as well as potential losses for matters that are not probable but are reasonably possible. The total potential loss on these matters cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise provided for, will not materially affect our financial position, cash flow or results of operations.

Proposed future disclosure:
We have received federal grand jury subpoenas and subsequent inquiries from governmental agencies requesting records related to our compliance with export trade laws and regulations. We have cooperated fully with agents from the Department of Justice, the Bureau of Industry and Security, the Office of Foreign Assets Control, and U.S. Immigration and Customs Enforcement in responding to the inquiries. We have also cooperated with an informal inquiry from the Securities and Exchange Commission in connection with the inquiries previously made by the aforementioned federal agencies. We have conducted our own internal review of this matter. At the conclusion of our internal review in the fourth quarter of 2009, we identified possible areas of concern and discussed these areas of concern with the relevant agencies. We are currently negotiating a potential resolution with the agencies involved related to these matters.
In addition, we are involved in various other claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. At December 31, 2010, the Company recorded an immaterial amount for contingent liabilities representing all contingencies believed to be probable. The Company has also assessed the potential for additional losses above the amounts accrued as well as potential losses for matters that are not probable but are reasonably possible. The total potential loss on these matters cannot be determined; however, in our opinion, any ultimate liability, to the extent not otherwise provided for and except for the specific case referred to above, will not materially affect our financial position, cash flow or results of operations. As it relates to the specific case referred to above we currently anticipate that any administrative fine or penalty agreed to as part of a resolution would be within established accruals, and would not have a material effect on our financial position or results of operations. To the extent a resolution is not negotiated as anticipated, we cannot predict the timing or effect that any resulting government actions may have on our financial position, cash flow or results of operations. These estimated liabilities are based on the Company’s assessment of the nature of these matters, their progress toward resolution, the advice of legal counsel and outside experts as well as management’s intention and experience.
Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although we have not incurred material costs in connection with our compliance with such laws, there can be no assurance that other developments, such as new environmental laws, regulations and enforcement policies hereunder may not result in additional, presently unquantifiable, costs or liabilities to us.

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely,
/s/ Dwight W. Rettig
Dwight W. Rettig
Senior Vice President, General Counsel and Secretary